UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934

Mandalay Media, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

562565101
 (CUSIP Number)

Barry I. Grossman, Esq.
Ellenoff Grossman & Schole, LLP
150 East 42nd Street, 11th Floor
New York, NY 10017

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 1, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 562565101

1	Name of Reporting Person: Jonathan Cresswell
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,770,287
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,770,287
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,770,287
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.54%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 562565101

1	Name of Reporting Person: Nathaniel McLeitch
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,770,287
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,770,287
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,770,287
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.54%
14	TYPE OF REPORTING PERSON IN

Item 1.       Security and Issuer

This Schedule 13D relates to shares of common stock, $.0001 par value (the “Common Stock”), of Mandalay Media, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 2121 Avenue of the Stars, Suite 2550, Los Angeles, CA, 90067.

Item 2.        Identity and Background

The names of the persons filing this statement (the “Reporting Persons”) are Jonathan Cresswell, a citizen of the United Kingdom, and Nathaniel McLeitch, a citizen of the United States

The address of the principal business and principal office of each of the Reporting Persons and the other entities mentioned in the previous paragraph is set forth on Exhibit “A” hereto.

During the last five years, neither of the Reporting Persons nor the other entities mentioned in this Item 2 have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.        Source and Amount of Funds or Other Consideration

The Reporting Persons acquired the 3,540,574 shares of Common Stock to which this Statement relates as follows:

(a)
Pursuant to a Stock Purchase Agreement with the Issuer dated October 8, 2008, Mr. Cresswell received 1,770,287 shares of Common Stock pursuant to that certain Stock Purchase Agreement by and among Mandalay Media, Inc., Mr. Cresswell, Mr. McLeitch and the shareholders of AMV Holding Limited (“AMV”).

(b)
Pursuant to a Stock Purchase Agreement with the Issuer dated October 8, 2008, Mr. McLeitch received 1,770,287 shares of Common Stock pursuant to that certain Stock Purchase Agreement by and among the Mandalay Media, Inc., Mr. Cresswell, Mr. McLeitch and the shareholders of AMV.

Item 4.        Purpose of Transaction

The Reporting Persons intend to effect a change in the number and/or composition of the Board of Directors of the Company (the “Board”). The Reporting Persons previously requested the removal of Mr. Robert Ellin from the Board. The Reporting Persons may seek to elect other directors to replace Mr. Ellin and, potentially, other directors.   In addition, the Reporting Persons intend to propose a restructuring of the debt or equity of the Issuer that may have a material effect on the present capitalization of the Issuer.

Item 5.        Interest in Securities of the Issuer

(a)-(b)    The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference.

(c)      The following are transactions in the Common Stock by the Reporting Persons effected in the last 60 days:

(d)      The Reporting Persons have the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by them.

Item 6.        Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.        Material to Be Filed as Exhibits

Exhibit A                      Addresses of Reporting Persons

Exhibit 99.1                   Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	April 1, 2010

/s/ Jonathan Cresswell
Jonathan Creswell

/s/ Nathaniel McLeitch
Nathaniel McLeitch

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)

Exhibit “A”

Stockholder	Address

Jonathan Cresswell	86 Osborne Road, Windsor, Berkshire, SL4 3EN, United Kingdom

Nathaniel McLeitch	101 Dudley Gardens, London W13 9LU